ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

June 19, 2014

Enerplus to Present at the Global Hunter Securities GHS 100 Energy Conference — Chicago

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & Chief Executive Officer, will provide an update on Enerplus' activities at the Global Hunter Securities GHS 100 Energy Conference in Chicago on June 25, 2014 at 2:30 PM CT (1:30 PM MT). Investors are invited to listen to a live webcast of the presentation at:

http://wsw.com/webcast/ghs5/ERF

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. The event will be archived for 90 days.

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer organic growth potential with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or via e-mail at investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

- 30 -

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.